UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 12-26-02

03005006

January 15, 2003

Carter M. Reid
Managing Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: Dominion Resources Services, Inc.
Incoming letter dated December 26, 2002

Dear Mr. Reid:

This is in response to your letter dated December 26, 2002 concerning the shareholder proposal submitted to Dominion by Morris Scheffler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Morris Scheffler
59 Flower Road
Valley Stream, NY 11581

Carter M. Reid
Managing Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2144, Fax: 804-819-2202
Email: Carter_Reid@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Dominion℠

December 26, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Dominion Resources, Inc. - Omission of Shareholder Proposal under SEC Rule 14a-8(i)(1) – Improper Under State Law

Ladies and Gentlemen:

Dominion Resources, Inc. ("Dominion") respectfully requests that the staff of the Division of Corporation Finance concur with our view that we may omit the shareholder proposal and supporting statement referred to below and attached as Exhibit A (the "Proposal") from our proxy statement for our 2003 Annual Meeting of Shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Dominion also requests that the Staff indicate that it will not recommend any enforcement action to the Securities and Exchange Commission if Dominion omits such Proposal from its proxy statement.

The Proposal

The Proposal is from Mr. Morris Scheffler, a shareholder of Dominion. The Proposal includes a resolution requiring the board of directors to take the necessary steps to appoint 2 nominees for each vacancy on the Board of Directors, and that a brief resume of their background, experience and stockholdings be "delineated".

Dominion believes that it may omit the Proposal under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of Dominion's organization, Virginia.

Discussion

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is improper under state law. The note to this section of the rule states that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

Dominion is incorporated under the laws of the Commonwealth of Virginia. Under Virginia law, the Board generally has the exclusive authority to manage the business and affairs of the company. Section 13.1-673 of the Virginia Stock Corporation Act provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in a [voting] agreement". Moreover, Section 13.1-690 provides that a "director shall discharge his duties as a director . . . in accordance with his good faith business judgment of the best interests of the corporation." The Board nomination process, including the determination of how many candidates to nominate for each Board seat, is part of the management of the business and affairs of Dominion. Dominion's Articles of Incorporation do not grant to its shareholders authority to determine the number of candidates for each seat on the Board of Directors, nor do they limit the Board's role in this matter. As a result, Dominion's Board, exercising its business judgment, has the exclusive authority to determine the number of candidates to nominate for each seat on the Board.

The Staff has allowed the omission of shareholder proposals that mandate or require a company's board of directors to take a specified action if inconsistent with the powers given to the board under state law. *See, e.g.,* American Electric Power Company, Inc. (January 16, 2002). Because the Proposal is not precatory, it would deprive the Board of its exclusive authority over the board nomination process and of the opportunity to exercise its business judgment, as required by Virginia law, to determine whether a two candidates procedure was in Dominion's best interests.

We are aware that the Staff generally responds to requests such as this one by requiring the proposal to be included if it is recast in precatory language and have tried to avoid taking the Staff's time with this matter. However, although we have requested that Mr. Scheffler recast his Proposal as a recommendation on several occasions, he has neither revised the Proposal nor orally agreed to do so..

For the reasons discussed above, we have concluded that the proposal as submitted is improper under Virginia law and excludable under Rule 14a-8(i)(1). I have enclosed an opinion of McGuireWoods LLP supporting the statements concerning Virginia law set forth in this letter.

<u>Conclusion</u>

We hereby request that the Division of Corporation Finance concur with our view that the Proposal may be omitted from our proxy materials and advise us that it will not recommend any enforcement action be taken against us for omitting the Proposal.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Proposal, including the supporting statement, are enclosed as well as six copies of our opinion of counsel with respect to state law matters discussed herein. I have mailed a copy of this letter to Mr. Scheffler, and hereby request that he copy me on any response he may make to the Staff related to the Proposal. In compliance with Rule 14a-8(j), this letter is submitted at least eighty (80) calendar days prior to Dominion's anticipated date of filing of our definitive proxy statement in connection with the 2003 Annual Meeting of Shareholders.

If you have any questions or need additional information, please call me at (804) 819-2144 or our Vice President & Corporate Secretary, Patty Wilkerson, at (804) 819-2120.

Sincerely yours,

Carter M. Reid

Carter M. Reid
Managing Counsel

cc: Mr. Morris Scheffler
Shareholder Proponent
Ms. Patty Wilkerson
Vice President & Corporate Secretary

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

MCGUIREWOODS

December 26, 2002

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Shareholder Proposal Submitted by Morris Scheffler to Dominion Resources, Inc.

Ladies and Gentlemen:

We are counsel to Dominion Resources, Inc., a Virginia corporation ("Dominion"). Dominion has received from Mr. Morris Scheffler a shareholder proposal (the "Proposal") for inclusion in Dominion's proxy materials for its 2003 Annual Meeting of Shareholders. We have reviewed the Proposal, the letter dated December 26, 2002 from Carter M. Reid, Managing Counsel of Dominion, to the Office of Chief Counsel (the "Letter"), Dominion's Articles of Incorporation and Bylaws and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

We believe that the statements contained in the Letter, to the extent they purport to describe the laws of the Commonwealth of Virginia, are fair statements of Virginia law. While we cannot predict with certainty the outcome of any litigation concerning the application of the Virginia Stock Corporation Act to Dominion, we believe that a Virginia court, if properly presented with the issues concerning Virginia law that are discussed in the Letter, would reach the same conclusions contained in the Letter.

This opinion is rendered solely to the addressees hereof pursuant to Rule 14a-8(j)(2)(iii) under the Securities Exchange Act of 1934, as amended. This opinion may not be relied upon for any other purpose, or by any other person, without our prior written consent.

If you have any questions concerning this matter, please contact Jane Whitt Sellers, Esq. at (804) 775-1054.

Very truly yours,

McGuireWoods LLP

October 24, 2002

2002 OCT 28 AM 9:47

Dominion Resources
P. O. Box 26532
Richmond, VA 23261

Dear Ms. Wilkinson:

This is in response to your letter of 10/17/02, our conversation of 10/15/02 and your Email to me dated 10/17/02. As an aside I just want to say that I was impressed (favorably) with your handling of the situation. If you are typical of the executives of the corporation then I feel that the corporation is in good hands.

As you requested I am stating that I intend to hold on to my shares to the date of the 2003 annual meeting and beyond.

Enclosed is a copy of the revised proposal that I am submitting for stockholders' approval at the next annual meeting in 2003.

Respectfully,

Morris Scheffler
Encl. Proposal

MORRIS SCHEFFLER
59 FLOWER ROAD
VALLEY STREAM, N. Y. 11581

Dominion Resources
P.O. Box 26532
Richmond, VA 23261

2002 OCT 28 AM 9:47

October 24, 2002

Dear Ms. Wilkinson:

I am the owner of 901 shares of Dominion Resources. I request that the following proposal be submitted for stockholders approval at the next annual meeting in 2003.

Resolved: That the Board of Directors take the necessary steps to appoint 2 nominees for each new member of the Board of Directors.

That a brief resume of their background, experience and stockholdings in the Corporation be delineated. This should make the Board less beholden to the Management and more attuned to the needs of the owners, the employees and the customers of the corporation.

Statement of Support:

"Corporate democracy" has become an oxymoron. "Crony capitalism" is a more appropriate term. Directors are "selected" by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy. This is analogous to the "free" elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our "corporate democracy" you either vote for, against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders.

Respectfully submitted,

Morris Scheffler

Morris Scheffler
59 Flower Road
Valley Stream, NY 11581

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources Services, Inc.
Incoming letter dated December 26, 2002

The proposal requires two new nominees for each new member of the board.

There appears to be some basis for your view that that Dominion may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Dominion with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Alex Shukhman
Attorney-Advisor